CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

April 28, 2020

VIA EDGAR

Ms. Heather Clark

Ms. Claire Erlanger

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:        Amcor plc

Form 10-K for the Fiscal Year Ended June 30, 2019

Form 10-Q for the Fiscal Quarter Ended December 31, 2019

Form 8-K furnished February 11, 2020

File No. 001-38932

Dear Ms. Clark and Ms. Erlanger:

On behalf of Amcor plc, a company organized under the laws of Jersey, Channel Islands (the “Company”), below please find our responses to the comment letter to Mr. Casamento, the Chief Financial Officer of the Company, dated March 31, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.  Page numbers and table numbers in the Company’s responses correspond to page numbers and table numbers, respectively, in the Company’s applicable filing with the Commission.

Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The symbol “[****]” has been inserted in place of the omitted portions (the “redacted information”). Copies of this letter containing the redacted information have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR §200.83). The Company requests that the redacted information be maintained in confidence, not be made part of any public record and not be disclosed to any person (other than the Staff) as they contain confidential information.

Form 10-K for the Fiscal Year Ended June 30, 2019

Financial Statements

Consolidated Statement of Cash Flows, page 43

1.     Staff’s Comment: We note from your disclosure in Note 4 that the Bemis acquisition in 2019 was a significant stock only acquisition. Please revise the statement of cash flows to disclose all noncash investing and financing activities as required by ASC 230-10-50-3.

Response: The Company respectfully acknowledges the Staff’s comment.  The Company did disclose in Note 4 that the acquisition of Bemis was stock only and highlighted the exchange ratio and fair value of consideration exchanged.  The Company has reviewed the disclosure requirements of ASC 230-10-50-3 and will revise future filings to present information about all material investing and financing activities that affect recognized assets or liabilities but that do not result in cash receipts or cash payments.  This will include disclosure to present in our consolidated statement of cash flows the issuance of ordinary shares for material acquisitions, material accruals for the purchase of property, plant and equipment, and any other material noncash investing and financing activities.  The Company intends to make

Amcor plc Thurgauerstrasse 34, CH-8050, Zürich , Switzerland, www.amcor.com

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these disclosures beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2020.

2.     Staff’s Comment: We note that you have included an adjustment to reconcile net income to net cash provided by operating activities of $77.9 million titled “other, net.” Please identify for us the nature of this adjustment.

Response: The “other, net” line in the fiscal year 2019 Consolidated Statement of Cash Flows includes several items.  The composition of “other, net” is consistent among all periods presented.

In fiscal year 2019, there were three items that largely contributed to the balance:

•      A reduction of tax reserves of $49.0 million resulting from final tax determinations following the filing of tax returns, closing of statutes related to prior tax filings and the reduction of a tax liability established for prior year tax law changes in one of the Company’s foreign jurisdictions.

•      In connection with the Bemis acquisition and a related debt consent and exchange effected in June 2019, the Company incurred higher cash outflows related to the accelerated settlement of accrued interest balances, resulting in cash interest payments which exceeded net interest expense by approximately $16.5 million.

•      The Company recognized net deferred credits of $16.2 million related to the Company’s captive insurance company.

The remainder of the balance is comprised of individually immaterial items.

Notes to Consolidated Financial Statements

Note 10 - Fair Value Measurements, page 60

3.     Staff’s Comment: We note from your disclosures that during 2019 and 2018 you had several impairments such as the $31.1 million impairment for a technology intangible in 2019 and a $36.5 million impairment to an equity method investment in 2019. Please revise to include disclosures related to assets and liabilities measured at fair value on a nonrecurring basis as required by ASC 820-10-50-2.

Response: The Company respectfully acknowledges the Staff’s comment and has reviewed the disclosure requirements of ASC 820-10-50-2. Upon our review, we believe that our disclosure meets many of the substantive disclosure requirements related to assets measured at fair value on a non-recurring basis, albeit outside of Note 10 – Fair Value Measurements. For instance, in Note 7 – Equity Method Investments, we state the methodology and publicly traded stock price input used to evaluate impairment (a Level 1 valuation within the fair value hierarchy), along with the results of the most recent impairment test performed. Likewise, in Note 9 – Goodwill and Other Intangible Assets, we state the results of our annual impairment test for intangible assets, and expound upon the asset class, including the valuation techniques used and discounted cash flow input (a Level 3 valuation within the fair value hierarchy), in our Critical Accounting Estimates and Judgements.

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However, the Company acknowledges that aggregating the information in one location within the financial statement notes would be beneficial to a reader of our financial statements, along with a more direct statement of the level within the fair value hierarchy for each asset class and a corresponding discussion of the inputs used to value Level 3 assets.

In light of the Staff’s comment, find below an example of additional disclosure which will be included in our Fair Value Measurements note.  The specific disclosure shown below is a revision to our Quarterly Report on Form 10-Q for the quarter ended December 31, 2019 and is shown for illustrative purposes only, as an example of the type of language that Amcor intends to include in its periodic filings beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

Fair Value Measurements – Nonrecurring Basis

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records assets and liabilities at fair value on a nonrecurring basis as required by U.S. GAAP. The Company measures certain assets, including the Company’s equity method investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be other than temporarily impaired.  The fair values of these assets are determined, when applicable, based on valuation techniques using the best information available, and may include quoted market prices, market comparables and discounted cash flow projections.

The Company tests for impairment of its equity method investments when impairment indicators are present. Impairment tests were performed by comparing the carrying value of the Company’s investment in AMVIG Holdings Limited (“AMVIG”) at the end of each period, including interim periods, to the fair value of the investment, which was determined based on AMVIG’s quoted share price. The Company recorded impairment charges in fiscal years 2019 and 2018 of $14.0 million and $36.5 million, respectively, as the fair value of the investment was below its carrying value. The Company did not record an impairment charge in fiscal 2017 as the fair value of the investment was above its carrying value. The Company classified these fair value measurements as Level 1.

Similar to the manner in which it tests other intangible assets, the Company tests technology intangibles for impairment when facts and circumstances indicate the carrying value may not be recoverable from their undiscounted cash flows. During fiscal 2019, and in conjunction with a business review and the Company’s annual review of intangibles, the Company performed a quantitative impairment test for a technology intangible asset utilizing a discounted cash flow valuation method using current market interest rates for instruments with similar terms and recognized non-cash impairment charges of $31.1 million to reduce the carrying value of the asset to its fair value. There were no technology intangible impairment charges recorded during the twelve months ended June 30, 2018. The Company classified these fair value measurements as Level 3.

Form 10-Q for the Fiscal Quarter Ended December 31, 2019

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Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 14 – Segments, page 29

4.     Staff’s Comment: We note from your disclosure on page 29 that you aggregate your five Flexibles operating segments into one reportable segment. It appears from your disclosure on page 31 that sales from North America were over 50% of total sales for the six month ended December 31, 2019. Explain to us how you evaluated the aggregation criteria in ASC 280-10-50-11 in determining you have only one Flexibles reportable segment. In doing so, explain in sufficient detail how you determined your operating segments have similar economic characteristics.

Response: The Company respectfully acknowledges the Staff’s comment.  Both reportable segments of the Company have sales from North America.  As the table below highlights, $2.9 billion or 46% of total company sales were from North America for the six months ended December 31, 2019.  North American sales from the Flexibles reportable segment of $1.8 billion represented 37% of total Flexibles sales and 29% of total company sales while North American sales of $1.1 billion from the Rigid Packaging reportable segment represented approximately 80% of this segment’s total sales and 17% of total company sales.

(in millions)
	Six Months Ended December 31, 2019
	Flexibles	Rigid Packaging	Total
North America	$1,786.1	$1,068.7	$2,854.8
Total Net Sales	$4,844.0	$1,339.8	$6,183.8
% of Segment Total Sales	37%	80%	46%
% of Total Company Sales	29%	17%

As disclosed in the referenced filing, in conjunction with the acquisition of Bemis, the Company reassessed its segment reporting structure in the first fiscal quarter of 2020 and elected to disaggregate the Flexibles Americas operating segment into Flexibles North America and Flexibles Latin America.  The five Flexibles operating segments (Flexibles Europe, Middle East and Africa, Flexibles North America, Flexibles Latin America, Flexibles Asia Pacific and Specialty Cartons) have been aggregated in the Flexibles reporting segment.

The aggregation of the flexible operating segments is consistent with the criteria set forth in ASC 280-10-50-11, which provides that two or more operating segments may be aggregated a) if aggregation is consistent with the objectives and principles of ASC 280, b) if the operating segments have similar economic characteristics and c) if the operating segments are similar in the following five qualitative characteristics: nature of services, nature of developing their product, types of customers, methods of distributing products and similar regulatory environment.

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The Company’s analysis of the considerations specified in ASC 280-10-50-11 is presented below.  The Company believes it has appropriately aggregated its five flexible operating segments based on reasonable judgment and the intent of ASC 280.

Similar Qualitative Characteristics

The following factors were considered in concluding the five Flexibles operating segments share similar qualitative characteristics.

a.     The nature of products and services – same types of products that are a variety of plastic, paper and aluminum flexible packaging for consumer products

The five Flexibles operating segments manufacture flexible packaging for customers in a variety of industries.  The products of the different flexible operating segments may vary by customer, but they are similar in nature in that they are used for the protection and ease of use in various end products such as food, personal care products, medical and pharmaceutical products and other applications.  The same types of primary raw materials are used across all operating segments including polymer resins, films, paper, ink, adhesives and aluminium.

b.     The nature of the production process – same types of production equipment from same equipment suppliers that convert same materials

The production processes for the five Flexibles operating segments are consistent and include designing, printing, extruding, laminating, converting, slitting and rewinding into flexible packaging products using variations of the same raw materials.  The production equipment used in these processes are also consistent and comprise large gravure and offset printing machines, extruders, slitters, cutters and laminators in addition to a variety of converting equipment including pouch and bag making equipment.  The sourcing of direct and indirect materials as well as the equipment for these Flexibles operating segments is often a jointly coordinated effort.  It is common for equipment and materials to be sourced for the different operating segments from the same supplier with similar specifications.  On many occasions and for many years the Company has transferred production equipment from one Flexibles operating segment to another to address capacity issues given the similarity of the equipment.

c.     The type or class of customer for their products and services – same types of customers, essentially global and regional fast-moving consumer goods companies

The customers of all five Flexibles operating segments are manufacturers of fast-moving consumer goods.  Each Flexibles operating segment sells to large global key accounts as well as to smaller regional and local customers.  Sales efforts to global key accounts are typically centrally coordinated between the five flexible operating segments to ensure cost efficiency, alignment of product specifications, and consistent customer experience across the globe.

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d.     The methods used to distribute their products or provide their services – essentially all sales are direct to customers (direct sales and direct distribution)

All products supplied by the five Flexibles operating segments are primarily distributed by the Company’s direct sales force.  The flexible packaging products are distributed to customers in the same common formats (for example, rolls or sheets on pallets) where they are subsequently further processed and filled as part of the customer’s manufacturing process.  The same transportation methods are used with primary methods being rail and trucks.

e.     If applicable, the nature of the regulatory environment – all unregulated

The Company’s five Flexibles operating segments do not operate in a regulated environment, such as banking, insurance or utilities.  The Company’s standards for safety, environmental and other best operating practices are consistently applied across the five Flexibles operating segments.

Conclusion Regarding Qualitative Similarity

The Company’s evaluation of the qualitative characteristics noted the five Flexibles operating segments are similar in all relevant aspects.

Similar Economic Characteristics

The similarity of economic or quantitative characteristics of the five Flexibles operating segments was evaluated from both a historical and expected future performance perspective.  ASC 280 does not provide guidance on the time horizon of historical and expected future periods to be evaluated.  However, ASC 280-10-55-7A highlights that operating segments are considered similar if they have essentially the same future prospects and states that “if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.”  The Company considered the relevant facts and circumstances and the profitability measures of the five Flexibles operating segments to determine if they share similar economic characteristics.

The recently acquired Bemis operations fit directly into the Company’s existing Flexibles operating segments. In connection with the acquisition of Bemis on June 11, 2019, the Company initiated restructuring activities in the fourth quarter of fiscal year 2019 aimed at integrating and optimizing the combined flexible organization.  The Company has targeted realizing approximately $180 million of pre-tax synergies driven by procurement, supply chain and general and administrative savings by the end of fiscal year 2022. The impact of the integration and optimization activities was considered in assessing future performance of the five Flexibles operating segments.  In addition, as the Company’s integration activities have progressed, and the Company’s Flexibles reportable segment footprint is further analysed, more opportunities are being contemplated which are expected to yield improved performance over the long term. Given the impact of the Bemis acquisition on the Flexibles operating segments and considering the accounting guidance, the Company weighted the similarity of future performance higher than past performance.

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The Company evaluates segment performance based on adjusted earnings before interest and taxes (“EBIT”) from continuing operations which is defined as operating income adjusted to eliminate the impact of certain items that the Company does not consider indicative of its ongoing operating performance and to include equity in income (loss) of affiliated companies. While the adjusted EBIT metric is utilized in making capital and resource allocation decisions, the Company believes the best metric to determine if operating segments have similar economic characteristics is gross profit. The Company defines gross profit as net sales less cost of goods sold which includes all direct and indirect production costs. The Company believes gross profit is a more relevant indicator of long-term performance as when operations in different geographic regions mature, the Company is better able to leverage the fixed (general and administrative) cost infrastructure. We also note that ASC 280’s aggregation rules and guidance largely focus on gross margins.

[****]

In addition, the Company has experienced and likely will continue to experience situations which temporarily depress gross profit in a particular geographic region due to factors such as economic conditions, timing of recovery of raw material price fluctuations, political environment, acquisitions or significant customer product launches.  However, as the Company’s products and production processes are the same worldwide, operating segment gross profit margins are expected to converge over time, especially given the actions being taken to address identified issues as outlined above.  It is expected that the impact of all these actions will result in all Flexible operating segment gross profit margins being within a relative 10% range of each other as shown in the table below.

	Flexibles North America	Flexibles Latin America	Flexibles Europe, Middle East and Africa	Flexibles Asia Pacific	Specialty Cartons
Average Historical Gross Profit Percentage (FY 2020 Q3 YTD)	[****]	[****]	[****]	[****]	[****]
Projected 2022 Gross Profit Percentage	[****]	[****]	[****]	[****]	[****]

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The acquisition of Bemis is a transformational transaction for the Company.  In addition to increasing the global footprint, it brought a global view to the research and development activities of the Company.  Whether it be product design and innovation to meet or enhance customer requirements, or working towards the Company’s sustainability pledge, the Company can now leverage efforts on a global basis.  [****]

The Company also evaluated the operating, financial and competitive risks of the five Flexibles operating segments in determining whether they have similar economic characteristics.  Each of the Company’s five Flexibles segments is exposed to the impact of changes in consumer demand, key customer consolidation, significant competition, currency exchange rate fluctuation and price fluctuations or shortages in the availability of raw materials.

Conclusion Regarding Economic Similarity

The Company’s evaluation of the economic similarity of the five Flexibles operating segments concludes that the five segments do have similar prospects and are economically similar, meeting all applicable aggregation criteria specified in ASC 280-10-50-11.

Conclusion

The Company believes that the aggregation of our five Flexibles operating segments into the Flexibles reportable segment is consistent with the intent and basic principles of ASC 280 as the five Flexibles operating segments are expected to economically trend together and each of the criteria listed in ASC 280-10-50-11a to 11e supports the aggregation of these operating segments into one reportable segment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations – Three Months Ended December 31, 2019 Consolidated
Results of Operations, page 37

5.     Staff’s Comment: We note that you present net sales and Adjusted EBIT “on a comparative basis” for the comparable period in fiscal 2018. Please note that due to different basis of accounting, we do not consider it appropriate to combine results from the accounting acquiree and acquiror without the appropriate Regulation S-X, Article 11 adjustments. Please revise to remove this combined presentation from all relevant discussion in your MD&A. Alternatively, you may present and discuss changes with the prior year period on a pro forma basis, consistent with Article 11 of Regulation S-X.

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Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will not include in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, any references to net sales and Adjusted EBIT on a comparative basis for the comparable period in fiscal 2018, or for any other comparative periods within our MD&A.

General

6.     Staff’s Comment: We note that it appears from your statements of cash flow, that during the six months ended December 31, 2019, the loss on transition to hyperinflationary accounting for Argentine subsidiaries is material to your income statement. Please revise the notes to the financial statements to disclose your accounting policy for highly inflationary economies. Also, please consider the disclosures outlined in ASC 830-20-50.

Response: The Company respectfully acknowledges the Staff’s comment and has reviewed the disclosure requirements of ASC 830-20-50. We confirm that future filings beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, will comply with the Staff’s comment, as well as consider the applicable guidance outlined in ASC 830-20-50.

Form 8-K furnished February 11, 2020

Exhibit 99.1

Presentation of Prior Year Information, page 2

7.     Staff’s Comment: We note from pages 2 and 7 that your earnings release includes certain combined amounts considered supplemental unaudited combined financial information which were not prepared in accordance with Article 11 of Regulation S-X.  Therefore, it is unclear why you believe that the supplemental unaudited combined financial information current discussion is appropriate and that providing a supplemental discussion of pro forma financial information would not be more meaningful to an investor, considering that your current presentation excludes pro forma adjustments calculated under Article 11 of Regulation S-X.  Considering your disclosures in the 8-K that certain adjustments were made to the combined data, please tell us how the supplemental unaudited combined financial information compares to amounts calculated in accordance with Article 11 of Regulation S-X.  We may have further comment upon receipt of your response.

Response: The Company respectfully acknowledges the Staff’s comments and will reconcile supplemental unaudited combined financial information to pro forma financial information calculated in accordance with Article 11 of Regulation S-X in future earnings releases beginning with the Company’s earnings release for its third quarter ended March 31, 2020.

The Company completed its acquisition of Bemis Company Inc, on June 11, 2019, near the end of the Company’s fiscal 2019 year.  The Company presented the

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supplemental unaudited combined financial information for fiscal 2019 in its earnings release to enhance investors’ ability to evaluate the combined Company’s performance, including providing a reasonable basis of comparison with its results for post-acquisition periods and providing additional insights into the factors and trends affecting the combined company’s business.  The supplemental unaudited combined financial information has been adjusted from the Regulation S-X Article 11 pro forma information to exclude items that either have a non-recurring impact on the income statement or which, in the judgment of management, are items that impact comparability because they do not represent ongoing operations.  Management uses these non-GAAP measures internally in forecasting, planning and to focus on performance excluding these special charges to gauge our business operating performance and provide a meaningful comparison of the Company’s performance to periods prior to the transaction.  In future filings, the Company will expand its commentary on the use of non-GAAP financial information.

The following sets forth an example of potential expanded disclosures that the Company will make in future earnings releases, beginning with the earnings release for the Company’s third quarter ended March 31, 2020.  The marked version of the disclosures below shows proposed updates from the Company’s second fiscal quarter earnings release (additional proposed disclosure is underlined, and the entire table “Reconciliation of Pro Forma Net Income under Article 11 to Combined Adjusted Net Income” would constitute a new addition to the earnings release.)  In addition, the Company will eliminate in future earnings releases the table that presents pre- and post-transaction combined financial measures and ratios, which table was included in the Company’s earnings release for the quarter ended December 31, 2019.

Key Financials (1)

			Half Year Ended December 31,
GAAP results			2018	2019
Net sales			4,546	6,184
Net income			237	252
EPS (diluted US cents)			20.4	15.5

	Half Year Ended December 31,		Reported ∆%	Constant Currency ∆%
Adjusted non-GAAP results	Combined 2018	2019
Net sales	6,429	6,184	(3.8)	(2.4)
EBIT	678	699	3.1	4.4
Net income	435	473	8.8	10.3
EPS (diluted US cents)	26.8	29.2	9.2	10.7

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(1) GAAP results for the prior year reflect the legacy Amcor business only. Adjusted non-GAAP measures exclude items which management considers as not representative of ongoing operations.  Adjusted non-GAAP combined results for the prior period are presented as if the Company’s acquisition of Bemis had been consummated as of July 1, 2018 and also exclude items that management considers not representative of ongoing operations. See “Presentation of Prior Year Financial Information” for more information.  In addition, reconciliations of these non-GAAP measures to their most comparable GAAP measures, including pro forma measures prepared in accordance with SEC Regulation S-X Article 11, are included in the “Reconciliation of Non-GAAP Measures” section of this release.  Note:  All amounts referenced throughout this document are in US dollars unless otherwise indicated and numbers may not add up precisely to the totals provided due to rounding.

Presentation of Prior Year Financial Information

On June 11, 2019, the all-stock acquisition of Bemis Company, Inc. was completed.  Amcor was determined to be the acquirer for accounting purposes and as a result, financial information prepared under U.S. generally accepted accounting principles (“U.S. GAAP”) for periods prior to the completion date reflects the historical financial information for the legacy Amcor business only.

Financial information included in this release and described as “Combined” is being presented to allow shareholders to more easily compare the current year results with the prior year results.  The adjusted combined results represent non-GAAP measures that provides management and investors an additional perspective on the company’s financial and operational performance and trends.  The adjusted non-GAAP combined results are presented as if the Company’s acquisition of Bemis had been consummated as of July 1, 2018 and exclude the impact of non-recurring acquisition and integration related costs, acquisition related amortization expenses, and other items management considers as not representative of ongoing operations.

The presentation of non-GAAP combined measures is not meant to be considered in isolation or as a substitute for results prepared and presented in accordance with U.S. GAAP.  Reconciliations of non-GAAP combined measures to their most comparable GAAP measures, including pro forma measures, prepared in accordance with SEC Regulation S-X Article 11, are included in the “Reconciliation of Non-GAAP Measures” section of this release.

Basis of Preparation of Supplemental Unaudited Combined Financial Information

The fiscal 2018 unaudited combined financial information presented in this release gives effect to Amcor’s acquisition of Bemis as if the combination had been consummated on July 1, 2018. The Supplemental Unaudited Combined Financial Information includes adjustments for (1) accounting policy alignment, (2) elimination of the effect of events that are directly attributable to the combination (e.g., one-time transaction costs), (3) elimination of the effect of consummated and identifiable divestitures agreed to with certain regulatory agencies as a condition of approval for the transaction, and (4) items which management considers are not representative of ongoing operations. The Supplemental Unaudited Combined Financial Information does not include the preliminary purchase accounting impact, which has not been finalized at the date of the release and does not reflect any cost or growth synergies that

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Amcor may achieve as a result of the transaction, future costs to combine the operations of Amcor and Bemis or the costs necessary to achieve any cost or growth synergies.

The Supplemental Unaudited Combined Financial Information has been presented for informational purposes only and is not necessarily indicative of what Amcor’s results of operations actually would have been had the combination been completed as of July 1, 2018, nor is it indicative of the future operating results of Amcor. The Supplemental Unaudited Combined Financial Information should be read in conjunction with the separate historical financial statements and accompanying notes contained in each of the Amcor and Bemis periodic reports, as available.  For avoidance of doubt, the Supplemental Unaudited Combined Financial Information is not intended to be, and was not, prepared on a basis consistent with the unaudited condensed combined financial information in Amcor’s Registration

Statement on Form S-4 filed March 25, 2019 with the SEC (the “S-4 Pro Forma Statements”), which provides the pro forma financial information required by Article 11 of Regulation S-X. For instance, the Supplemental Unaudited Combined Financial Information does not give effect to the combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification Topic 805, Business Combinations (“ASC Topic 805”), with Amcor treated as the legal and accounting acquirer. The Supplemental Unaudited Combined Financial Information has not been adjusted to give effect to pro forma events that are (1) directly attributable to the combination, (2) factually supportable, or (3) expected to have a continuing impact on the combined results of Amcor and Bemis. More specifically, other than excluding Amcor’s divested plants and one-time transaction costs, the Supplemental Unaudited Combined Financial Information does not reflect all of the types of pro forma adjustments set forth in S-4 Pro Forma Statements. Consequently, the Supplemental Unaudited Combined Financial Information is intentionally different from, but does not supersede, the pro forma financial information set forth in S-4 Pro Forma Statements.

Reconciliations of non-GAAP combined measures to their most comparable GAAP measures and reconciliations of pro forma net income in accordance with Article 11 of Regulation S-X to combined net income is included in the “Reconciliation of Non-GAAP Measures” section of this release.

Reconciliation of Non-GAAP Measures

Reconciliation of Pro Forma Net Income under Article 11 to Combined Adjusted Net Income

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$ Million	Half Year Ended December 31, 2018
Pro forma net income under Article 11	$297
Restructuring costs	51
Impairment of equity method investments	14
Transaction related and other costs	19
Amortization of acquired intanibles	85
Reversal of purchase accounting adjustments for backlog and PP&E valuation	(9)
Legacy Bemis adjustments	(15)
Impact of hyperinflationary accounting and other	2
Tax effect of above items	(9)
Combined Adjusted Net Income	$435

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at +41 (0)44 316 1717 or Richard Aftanas, Kirkland & Ellis LLP, at (212) 446-4722.

Sincerely,

/s/ Michael Casamento
Michael Casamento
Chief Financial Officer

cc:	Julie Sorrells
Amcor plc

Richard Aftanas Kirkland & Ellis LLP